UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________
Form SD
Specialized Disclosure Report

Finisar Corporation
(Exact name of registrant as specified in its charter)

Delaware	000-27999	94-3038428
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

1389 Moffett Park Drive, Sunnyvale, CA 94089
(Address of principal executive offices)

Josh Shinnick (408) 548-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1. Conflict Minerals Disclosure.

Item 1.01. Conflict Minerals Disclosure and Report.

This Form SD of Finisar Corporation (the “Company”) is filed pursuant to Rule 13p‑1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2014 to December 31, 2014.
The Company has determined that certain Conflict Minerals (as defined in paragraph (d)(3) of Item 1.01) are necessary to the functionality or production of certain products manufactured by the Company and has reason to believe that, during the period covered by this report, certain of such conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) and/or one or more of the countries that share an internationally recognized border with the DRC. Accordingly, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available on the Company’s website at www.finisar.com.
Item 1.02. Exhibit.

As noted in item 1.01, the Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.
Section 2. Exhibits.
The following exhibit is filed as a part of this report:
Exhibit 1.01 - Conflict Minerals Report of Finisar Corporation.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 28, 2015
Finisar Corporation

By: /s/ Kurt Adzema
Kurt Adzema
Executive Vice President, Finance, and
Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
1.01	Conflict Minerals Report of Finisar Corporation

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Finisar Corporation
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014
Introduction
This Conflict Minerals Report (this “Report”) of Finisar Corporation has been prepared pursuant to Rule 13p‑1 and Form SD promulgated under the Securities Exchange Act of 1934 (collectively, the “Rule”) for the reporting period from January 1, 2014 to December 31, 2014.
The Rule requires disclosure of certain information when a registrant manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to in this Report as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. For purposes of this Report, reference to “Finisar,” “we,” “our” or the “Company” mean Finisar Corporation and its subsidiaries. As further described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products for which certain Conflict Minerals are necessary to the functionality or production of those products.
The Company and its Products
The Company is a leading provider of optical subsystems and components that are incorporated by its customers into larger systems used in a variety of data communication and telecommunication applications.
Subsystem Products
The Company’s optical subsystems provide the fundamental optical-electrical, or optoelectronic, interface for interconnecting the equipment used in wireline and wireless communication networks, including switches, routers and servers. These products rely on the use of semiconductor lasers and photodetectors in conjunction with integrated circuits, or ICs, and novel optoelectronic packaging to provide a cost-effective means for transmitting and receiving digital signals over fiber optic cable at speeds ranging from less than 1 gigabit per second, or Gbps, to more than 100 Gbps, over distances of less than 10 meters to more than 2,000 kilometers. These optical subsystems include the following products:

•	Transmitters which use a laser plus direct or indirect modulation to convert electrical signals into optical signals for transmission over fiber optics;

•	Receivers which incorporate photodetectors and convert incoming optical signals into electrical signals;

•	Transceivers which combine both transmitter and receiver functions in a single device;

•	Transponders which include a data serializer-deserializer function that would otherwise reside in the customer’s equipment if a transceiver were used; and

•	Active Optical Cables that combine two transceivers and a fiber optic cable that are built into an integrated cable assembly.

The Company’s optical subsystem products support a wide range of network protocols, transmission speeds, fiber types, wavelengths, transmission distances, physical configurations and software enhancements.
The Company also offers products known as wavelength selective switches, or WSS. In long-haul and metro networks, each fiber may carry 50 to 100 different high-speed optical channels, each with its own specific optical wavelength. WSS are switches that are used to dynamically switch network traffic from one optical fiber to multiple other fibers without first converting the optical signal to an electronic signal. The wavelength selective feature means the WSS enable any wavelength or combination of wavelengths to be switched from the input fiber to the output fibers. WSS products are sometimes combined with other components and sold as linecards that plug into a system chassis referred to as a reconfigurable optical add/drop multiplexer, or ROADM.

Component Products
The Company manufactures a number of active and passive optical components including vertical cavity surface emitting lasers, or VCSELs, Fabry-Perot, or FP, lasers, distributed feedback, or DFB, lasers, tunable lasers, positive intrinsic negative, or PIN, detectors, fused fiber couplers, isolators, filters, polarization beam combiners, interleavers, splitters and amplifiers. Most of these optical components are used internally in the manufacture of the Company’s optical subsystems. Some of these components are also sold in the so-called “merchant market” to other subsystems manufacturers.
Covered Products
This report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company and (iii) for which the manufacture was completed during calendar year 2014. These products, which are referred to in this Report collectively as “Covered Products” consist of all of the Company’s subsystem products and component products, with the exception of isolators.
Manufacturing and Supply Chain
We manufacture most of our optical subsystems at our production facilities in Ipoh, Malaysia and Wuxi, China. We also conduct a portion of our new product introduction operations at our Ipoh facility. We manufacture short wavelength parallel optical transceiver products and certain passive optical components used in our long wavelength transceiver products, as well as ROADM linecards products and WSS assemblies, at our facility in Shanghai, China. We manufacture WSS products at our facility near Sydney, Australia and certain telecommunication products at our facility in Horsham, Pennsylvania. We continue to conduct a substantial portion of our new product introduction activities at our Sunnyvale, California, Horsham, Pennsylvania, and Sydney, Australia facilities. In Sunnyvale, we conduct quality assurance and documentation control operations. We conduct wafer fabrication operations for the manufacture of VCSELs used in short wavelength transceiver products at our facility in Allen, Texas. We conduct wafer fabrication operations for the manufacture of long wavelength FP and DFB lasers at our facility in Fremont, California. We conduct wafer fabrication operations for the manufacturing of tunable lasers and photonic integrated circuits, or PICs, in our facility in Järfälla, Sweden. We use contract manufacturers for a portion of our manufacturing needs, primarily printed circuit board assemblies.
We conduct supply chain management for certain components of our products at our Sunnyvale, California facility. We also maintain an international purchasing office in Shenzhen, China. Our supply chain is complex. Our direct suppliers and their respective suppliers are principally responsible for the procurement of the raw materials used in the manufacture of the Covered Products. Raw materials purchased by our direct and indirect suppliers contain minerals, including Conflict Minerals, obtained from smelters and other processing facilities that, in turn, source those minerals from various countries. Because we do not purchase materials directly from these processing facilities, we have relied on our direct suppliers, and on information available from industry sources, for purposes of this Report.
Reasonable Country of Origin Inquiry
Beginning in 2011, we conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals used in, or in connection with, the production of the Covered Products. The RCOI was reasonably designed to determine whether any Conflict Minerals originated in the Covered Countries and whether any Conflict Minerals may have come from recycled or scrap sources. In our initial RCOI, we requested our top 100 direct suppliers to provide supply chain information, based on the Conflict Free Smelter Initiative’s (CFSI, www.conflictfreesmelter.org) Conflict Minerals Reporting Template (the “CMRT”).
Over the course of 2012, 2013, and 2014, in five rounds of surveys, we sent the CMRT to a total of 157 direct suppliers, including the top 100 as well as those that had previously been surveyed, but were no longer in our top 100 list. Additionally in 2014, we retained the services of a third party compliance data vendor. As of December 2014, our database included responses covering 228 of our suppliers compiled over the past 3 years. These 228 suppliers represent approximately 92% of our supply chain spend. According to the 228 responses received:

•	158 of our direct suppliers confirmed the use of either gold, tin, tantalum, or tungsten in the products they supplied to Finisar;

•	61 of our direct suppliers reported that the products supplied to Finisar do not include gold, tin, tantalum, or tungsten; and,

•	9 of our direct suppliers provided no data as to whether the products supplied to Finisar include gold, tin, tantalum, or tungsten

Of the 158 suppliers confirming the use of gold, tin, tantalum, or tungsten in products supplied to Finisar, 91 suppliers were able to identify all of the names and locations of the smelters of those minerals, while 67suppliers were able to identify some of the names and locations of the smelters.
In total, our suppliers identified 446 legitimate smelter locations world-wide and mining locations in 37 countries. A geographic profile of smelters and mines was developed to map the data reported in the CMRT. From this analysis, we concluded that only 4% of the tantalum and <1% of the gold sourced by Finisar suppliers originates in Africa, including Covered Countries and non-covered countries. Our suppliers reported no smelter locations in Africa for tin or tungsten.
The Table below summarizes the findings from our Reasonable Country of Origin Inquiry for 2014:

Mineral	Compliant Smelters	Confirmed a Smelter. Not yet Compliant	Percent Compliant	Smelter Status	Qty	Pctg
Gold	139	64	68%	Compliant	275	62%
Tin	74	73	50%	On the CFSP Active List	75	17%
Tungsten	27	33	45%	In Communication with CFSP	24	5%
Tantalum	35	1	97%	Confirmed Smelter. Outreach Needed for CFSI participation	72	16%
Total	275	171	62%	Total	446
Due Diligence Process
On the basis of the findings in our RCOI, we conducted a broader due diligence investigation regarding the source and chain of custody of the Conflict Minerals used in the Covered Products. The Company’s due diligence measures have been designed to conform to the framework in the Organization of Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas.
Step 1: Establish Strong Company Management Systems.
The first step in the OECD framework is to establish strong internal systems, including record-keeping and chain of custody tracking and/or traceability systems. To implement Step 1, we have taken the following actions:

•
In April 2011, we adopted our Conflict Minerals policy, which was revised in 2012 and 2014. The current policy statement is posted on our website (www.finisar.com). The October 2014 revision to this document clarified our corporate policy to not purchase from known conflict sources, and our expectation that our suppliers abide by the same standard. Further, this policy established the corporate goal to purchase from only responsible, conflict-free sources, as validated by the Conflict Free Sourcing Initiative (the "CFSI");

•
We established a cross-functional Conflict Minerals Working Group under the direction of our Global Quality System Manager and including representatives of our Legal, Finance, Global Supply Chain, and Internal Audit Departments. This group reports its activities to our executive management at quarterly-scheduled meetings and bi-annually to the Audit Committee of our Board of Directors;

•	We communicated the Company Policy to our direct suppliers and requested that they execute and return the EICC-GeSI Conflict Minerals Reporting Template;

•	We established an audit and investigation process in our supply chain to identify processing facilities that serve as sources of Conflict Minerals to our direct suppliers; and,

•
We adopted our Conflict Minerals Due Diligence and Reporting procedure in 2013 to receive inquiries and grievances regarding our conflict minerals programs and practices. This procedure was refined in February, 2014 to define the requirements regarding follow-up investigations after the report of alleged suspect conflict sources, and in October 2014 to incorporate best-practices identified from the September 2014 CFSI member workshop.

Step 2: Identify and Assess Risk in the Supply Chain.
The second step in the OECD framework requires an assessment of conflict-related risks in the supply chain. To implement Step 2, we have taken the following actions:

•
Following the process designed in 2012, we compiled a list of our “Top 100 Suppliers” based on FY14-Q3 data. Each of these suppliers received a request for a current CMRT. Suppliers with incomplete survey responses in 2012 and/or 2013 were automatically included in the 2014 survey. Suppliers, whose survey responses warranted, were sent follow-up inquiries on specific elements of the survey;

•
The supplier responses for smelter and mine data were consolidated to eliminate duplicate responses. From this consolidation, the sources or smelters that were reported by multiple suppliers could be identified. We used our suppliers’ responses to begin to identify smelters, processing facilities and country of origin data;

•
We followed the guidelines established by the Conflict-Free Sourcing Initiative (www.conflictfreesemlter.org), and referenced master smelter lists published by CFSI to confirm status for each smelter reported from our supply chain; and,

•
We established a follow up investigation procedure to respond to customers’ or other interested parties’ inquiries regarding potential suspect suppliers. If we become aware of concerns about suspect mineral sourcing, we require the supplier purchasing from the suspect source to investigate and conduct traceability of materials, implement corrective actions if necessary, and provide assurance of a conflict-free supply chain.

Step 3: Design and Implement a Strategy to Respond to Identified Risks.
The third step in the OECD framework is the development of a strategy to mitigate and regularly monitor risks in the supply chain. To implement Step 3, we have taken, and intend to take, the following actions:

•
We have developed procedures for sending supply-chain inquiries to our top 100 suppliers on an annual basis, reviewing their responses, consolidating the information in a central database and following up with the suppliers to address any incomplete or inconsistent responses;

•
We continue to follow and consult the EICC guidelines, CFSI, and other industry-sponsored programs, events, and best practices. In September 2014, Finisar became a member of CFSI thereby leveraging the research and data analysis available to member companies as part of our Conflict Free RCOI and due diligence efforts. Additionally we began participating in an informal working group comprised of several similarly situated Silicon Valley companies. The aim of this group is to share insights and best practices regarding RCOI, data management, and due diligence efforts around issues of supply chain transparency and ethical sourcing, including conflict minerals;

•	We report information on the sources and chain of custody of Conflict Minerals used in our products to our executive management and the Audit Committee of our Board of Directors;

•
We require our suppliers to conduct investigations of any smelters identified as high-risk and work with our suppliers to address compliance issues and to transition their processing to CFSP compliant smelters; and

•	We will take appropriate action, including the discontinuation of the supply relationships, when we determine that our suppliers are not adhering to the Company Policy.

Step4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence.
The fourth step in the OECD framework is to obtain audits of due diligence practices employed by smelters and refiners supplying minerals from conflict-affected and high-risk areas. Because we do not source Conflict Minerals directly from smelters or other processing facilities, we rely on third parties, including the CFSP, to coordinate and conduct third-party audits of these facilities. We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.

Step 5: Report on Supply Chain Due Diligence.
The fifth step in the OECD framework requires companies to publicly report on their supply chain due diligence policies and practices. To implement Step 5, we intend to take the following actions:

•	We will file an annual report with the Securities and Exchange Commission (the “SEC”) on Form SD, together with any required Conflict Minerals Report and report of independent private sector auditor;

•	We will make all such SEC reports available on our website;

•	We will refer to our conflict minerals program, as appropriate, in other reports that we file with the SEC; and

•	We will provide our CFSI Conflict Minerals Reporting template to customers and other qualified interested parties upon request.

Conflict Minerals Processing Facilities
Based on the information reported by our direct suppliers, the top five smelter locations by country, consolidated for all four minerals, were China (8%), Japan (19%), Indonesia (15%), United States (8%), and South Korea (4%). The top five Mining Sources (not including scrap or recycled), by country were China, Canada, Australia, Indonesia and Japan. From the information reported by our direct suppliers, the geographic distribution by smelter location is as follows:

	Americas	Europe	Asia / Pacific	Africa
Gold	14%	16%	68%	<1%
Tin	11%	10%	74%	0%
Tungsten	20%	6%	73%	0%
Tantalum	21%	16%	59%	4%

Focusing specifically on Africa, suppliers reported mining sources from Burundi (4), DRC (6), Ethiopia (7), Mozambique (11), Niger (2), Nigeria (4), Rwanda (14), South Africa (5), and Zimbabwe (1) where the value in parenthesis is the number of times that country was reported in suppliers’ CMR.

Country of Origin of Conflict Materials in the Covered Products
Based on the information provided by our direct suppliers, and otherwise obtained to date through the due diligence process described above, we have reason to believe that some of the Conflict Minerals necessary to the functionality or production of the Covered Products originated from the following Covered Countries: the Democratic Republic of the Congo, Burundi, and Rwanda. Although at this time we cannot give any firm assurance, based on the findings from our RCOI, Finisar is not aware of any of its products containing Conflict Minerals whose mining, smelting, or refining has benefited armed conflict and other human rights or environmental abuses in any of the Covered Countries.
Further Steps in Our Due Diligence Process
For 2015, the Company plans to take the following steps, among others, to improve its due diligence process and to further mitigate the risk that the Conflict Minerals necessary to the functionality or production of the Covered Products benefits armed conflict and other human rights or environmental abuses in any of the Covered Countries:

•
We will continue to engage with our direct suppliers and, in partnership with those suppliers, engage with their supply chain, smelters and processing facilities, to obtain current, accurate and complete information regarding our Conflict Mineral sources;

•
We will continue to encourage our direct suppliers to adhere to the Company Policy, to continue to refine their own due diligence program, and to encourage smelters in the supply chain to obtain a “conflict-free” designation from an independent, third-party audit program;

•
We will advise our suppliers that we intend to cease doing business with suppliers who continue to source Conflict Minerals from smelters that are not confirmed as “conflict-free” or actively engaged with CFSP, and working to become compliant; and,

•
For CY2015, we will launch a complete re-survey consisting of all active suppliers surveyed in a prior year and the current year’s “Top 100 suppliers”, based on the framework described in Step 2. This survey will leverage the recently updated CMRT version 4.0 and its expanded questionnaire. Additional due diligence inquiries will be based on a supplier’s answers to those questions, and the smelters named in their declaration. Our on-going follow-up efforts will also work toward on improving the “percent compliant” position for each of the four minerals (see Table on Pg. 5) Our internal goals for each mineral are: Tantalum = 100%, Gold ≥ 75%, Tin ≥ 55%, and Tungsten ≥ 55% sourcing from compliant smelters.